VIRAGEN, INC.
865 S.W. 78th Avenue, Suite 100
Plantation, Florida 33324

October 22, 2003

VIA EDGAR

United States Securities and Exchange
     Commission
450 Fifth Street NW
Washington, DC 20549
Attn: Jeffrey P. Riedler
          Assistant Director

Re:	Viragen, Inc. (the “Company”) Form S-3 Registration Statement Commission File No. 333-108073

Ladies and Gentlemen:

     Viragen, Inc. hereby withdraws its pre-effective Registration Statement on Form S-3, filed on August 19, 2003 and assigned Commission File No. 333-108073 (the “Registration Statement”).

     As described in the Company’s Current Report on Form 8-K filed October 2, 2003:

•	On September 29, 2003, the Company consummated the sale of approximately $4.775 million of common stock and warrants; and

•	In connection therewith, the Common Stock Purchase Agreement dated March 31, 2003, which was the subject of the Registration Statement, was terminated.

     Accordingly, the Company is filing this RW to withdraw the Registration Statement.

Very truly yours,

VIRAGEN, INC.

By: /s/ Dennis W. Healey

Dennis W. Healey Executive Vice President